

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

January 24, 2007

<u>Via U.S. Mail and Fax (215-225-2510)</u>
Mr. David S. Marberger
Chief Financial Officer
Tasty Baking Company
2801 Hunting Park Avenue
Philadelphia, PA 19129

Re: Tasty Baking Company
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 14, 2006
File No. 1-05084

Dear Mr. Marberger:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

/s/ April Sifford

April Sifford
Branch Chief Accountant